Filed pursuant to General Instruction II.L of Form F-10
File No. 333-142655

Prospectus

12,800,000 shares

Class A Common shares

Gold Reserve Inc. is selling 12,800,000 of its Class A common shares. The company has granted the underwriters an option for a period of 30 days to purchase up to 1,920,000 additional common shares.

The outstanding common shares of the company are listed for trading on the American Stock Exchange (“AMEX”) and the Toronto Stock Exchange (the “TSX”) under the symbol “GRZ.” On May 14, 2007, the closing price of the common shares on AMEX and the TSX was US$6.00 and Cdn.$6.68, respectively. The TSX has conditionally approved the listing of the common shares. Listing is subject to our fulfilling all of the requirements of the TSX on or before August 3, 2007, including distribution of the common shares to a minimum number of public securityholders. Application has also been made to have the common shares offered hereby listed on AMEX.

	Per share		Total

Public offering price	US$	5.80	US$	74,240,000

Underwriting discounts and commissions	US$	0.3625	US$	4,640,000

Proceeds to the company, before expenses	US$	5.4375	US$	69,600,000

Investing in our common shares involves a high degree of risk. See “Risk factors” beginning on page 1.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein is subject to complex tax rules and may have tax consequences both in the United States and in Canada. See “Income tax considerations.” Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the company is organized under the laws of the Yukon Territory, Canada, that some of its officers and directors are residents of Canada, that some of the underwriters or experts named in the prospectus are residents of Canada, and that a substantial portion of the assets of the company and said persons are located outside the United States.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan	RBC Capital Markets
Cormark Securities

May 15, 2007

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We and the underwriters have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.

We and the underwriters are offering to sell the securities only in places where offers and sales are permitted.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless stated otherwise, all references to “US$,” “$,” or “dollars” in this prospectus are references to United States dollars and references to “Cdn. $” are to Canadian dollars. See “Exchange rate information.” Our financial statements that are incorporated by reference into this prospectus have been prepared in United States dollars in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), and are reconciled to generally accepted accounting principles in the United States (“U.S. GAAP”) as described in note 11 to our audited consolidated financial statements for the year ended December 31, 2006.

References throughout this prospectus to the “Company” or the terms “we,” “us” and “our,” except as otherwise indicated in this prospectus, refer primarily to Gold Reserve Inc. and its wholly-owned subsidiaries.

Cautionary note to United States investors

This prospectus, including the documents incorporated by reference in this prospectus, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this prospectus, including the documents incorporated by reference in this prospectus, uses the terms “measured,” “indicated” and “inferred” resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them, including under its Industry Guide 7. As further described in our annual information form incorporated by reference in this prospectus, under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. See “Documents incorporated by reference.” U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Under Canadian disclosure rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of “contained ounces” is permitted disclosure under Canadian securities laws, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization, resources and reserves contained in this prospectus or in the documents incorporated by reference in this prospectus may not be comparable to information made public by U.S. companies subject only to the reporting and disclosure requirements of the SEC.

National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System and not the SEC’s Industry Guide 7. These standards differ significantly from the requirements of the SEC (including under its Industry Guide 7), and reserve and resource information contained or incorporated by reference in this prospectus may not be comparable to similar information disclosed by U.S. companies or in a U.S.-style prospectus.

See “Glossary of Significant Terms” in the Company’s annual information form incorporated by reference in this prospectus for a description of certain of the mining terms used in this prospectus and in the documents incorporated by reference in this prospectus.

i

The Company

Overview

We are a mining company and have been engaged in the business of exploration and development of mining projects since 1956. We are presently focusing our management and financial resources on our most significant asset, the Brisas gold and copper project (“Brisas”), located in Bolivar State, Venezuela.

We acquired Brisas in 1992 and since then we have expended over $100 million on the property. Brisas is one of the largest undeveloped gold and copper deposits in the world, as measured by its proven and probable reserves of 10.4 million ounces of gold and 1.3 billion pounds of copper. We believe Brisas has many competitive strengths, including:

Attractive production profile — Upon start-up, currently expected in 2010, Brisas is expected to yield average annual production of 456,000 ounces of gold and 60 million pounds of copper over an estimated mine life of 18.5 years.

Low cost production — Cash operating costs are currently anticipated to be in the lower quartile of the worldwide gold industry cost curve. Brisas is expected to benefit from access to low-cost energy in Venezuela and also from by-product credits related to copper production. Cash operating costs are estimated at $126 per ounce of gold, net of copper credits at $1.80 per pound of copper. Cash operating costs at Brisas are highly leveraged to copper, and at current copper prices Brisas would have negative cash operating costs per ounce of gold produced.

Pre-existing infrastructure — Brisas is located approximately three kilometers from a paved highway, a 400 kilovolt transmission line and a power substation. Additionally, the nearby industrial center of Puerto Ordaz has a seagoing port, and is accessible by highway.

Attractive geography/geology — Brisas is located within a tropical climate zone, near sea level and has relatively flat topography. Large, disseminated mineralization is conducive to a low-cost, bulk mining method (conventional open-pit mining and flotation processing using large-scale equipment).

Advanced level of permitting — In early 2007, the Ministry of Environment (the “MINAMB”) accepted the Brisas Environmental and Social Impact Study for the Construction of Infrastructure and for the Exploitation and Processing of Gold and Copper Ore (“ESIA”), which is the basis for the issuance of all MINAMB permits and authorizations that we require to ultimately exploit the gold and copper mineralization at Brisas. On March 27, 2007, the MINAMB issued to us the Authorization for the Affectation of Natural Resources for the Construction of the Infrastructure and Services Phase of Brisas which allows us to commence certain infrastructure and construction activities at or near the mine site.

Established position in Venezuela with successful track record — We have been present in Venezuela for approximately 15 years and maintain a constructive relationship with the relevant regulatory authorities in the country.

Properties

The following description summarizes selected information about Brisas, as well as our Choco 5 exploration property. Please refer to the our annual information form for the fiscal year ended December 31, 2006, which is incorporated by reference in this prospectus, for a further description of our properties.

Brisas

Our primary mining asset, Brisas, is located in the State of Bolivar in south-eastern Venezuela. Brisas is approximately 373 kilometers (230 miles), by paved highway, from Puerto Ordaz. The mine site is three kilometers from the highway and accessible by an all-weather road.

The principal component of Brisas is a 500-hectare land parcel consisting of the Brisas alluvial concession and the Brisas hardrock concession beneath the alluvial concession. Together these concessions contain substantially all of the mineralization identified in the Brisas Report as defined below. Brisas also includes a number of other concessions, Corporación Venezolana de Guayana (“CVG”) work contracts and pending applications for land use authorizations and easements relating to as much as 11,000 hectares of land parcels adjacent to or near the existing Brisas concessions.

The predecessor to the Ministry of Basic Industries and Mining (the “MIBAM”) approved the Brisas operating plan during 2003. Approval of the operating plan by the MIBAM was a prerequisite for submitting the ESIA to the MINAMB.

Our ESIA was submitted to the MINAMB during July 2005. In early 2007 the MINAMB accepted the ESIA, which is the basis for the issuance of all MINAMB permits and authorizations that we require to ultimately exploit the gold and copper mineralization at Brisas, and on March 27, 2007 issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of Brisas.

While the issuance of the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of Brisas does not permit us to exploit the gold and copper mineralization at Brisas at this time, this permit allows us to commence certain infrastructure work detailed below, including various construction activities at or near the mine site.

We expect to proceed with initial construction activities at Brisas shortly after the completion of this offering. The activities will include mobilization of SNC-Lavalin, our Engineering Procurement and Construction Management (“EPCM”) contractor, pit dewatering, construction of a man-camp and office complex, clearing and earthworks for the mill site, and construction of a tailings management facility footprint, eight sedimentation ponds, a power-line corridor, a 5.7 km conveyor belt and service road corridor, lay down areas, a rock quarry, a sanitary fill and all other related mine site preparation works. In addition we will continue key activities related to the detailed engineering and the pursuit of additional authorizations and permits. The timeline for the activities covered by the recently approved permit is estimated to be 14-16 months at an estimated cost of approximately $100 million.

We are currently working with the MINAMB on an environmental and social evaluation related to the collective environmental impact of Brisas and surrounding mining and infrastructure projects. During this assessment period and upon the completion of the evaluation, we expect to receive additional permits or authorizations from the MINAMB that relate to additional infrastructure approval and the approval of the exploitation phase. We also continue to pursue additional permits and authorizations from various local, state and federal agencies.

We anticipate an overall 30 month construction period for Brisas and, assuming we receive the required exploitation permit and appropriate authorizations, we expect commissioning and achievement of commercial production shortly thereafter. Our estimate of the capital cost for Brisas as of April 2006 is $638 million over the remaining construction period. Our capital cost estimate excludes value added taxes and import duties, which we expect will be refundable, but could total as much as $50 million.

Project debt financing

In November 2006, we appointed Corporación Andina de Fomento, Export Development Canada, UniCredit Group and WestLB AG as mandated lead arrangers to arrange up to $425 million of project debt for Brisas. Any future project debt funding is, among other things, subject to satisfactory due diligence findings, sufficient equity capital being raised for Brisas, market conditions, final credit committee approval and other conditions precedent.

Brisas Report

In February 2005, we, together with independent consultants, completed the Brisas Project Bankable Feasibility Study. In November 2006, Pincock, Allen & Holt (“PAH”) updated the mineral resource and reserve estimate and prepared a 43-101 report (the “Brisas Report”) for Brisas, which is summarized below.

The Brisas operating plan assumes a large open-pit mine containing proven and probable reserves of approximately 10.4 million ounces of gold and 1.3 billion pounds of copper contained in 485 million tonnes of ore grading 0.67 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite. Mineral reserves were estimated within a final pit design based on $400 per ounce of gold and $1.15 per pound of copper.

The Brisas Report anticipates that Brisas, at full production levels, utilizing conventional truck and shovel mining methods and processing ore at 70,000 tonnes per day, would yield an average annual production of 456,000 ounces of gold and 60 million pounds of copper over an estimated mine life of approximately 18.5 years.

For purposes of economic analysis, the base case economic model utilized an average price of $470 per ounce of gold and $1.80 per pound of copper resulting in $126 per ounce of gold cash operating costs net of copper credits and excluding production taxes.

The Brisas Report included the following updated sensitivity analysis:

Economic Evaluation—Base Case and Price Sensitivity (Metal prices move together)

Metal prices			Pre-tax

				Net	Net
		Cash		present	present
Gold	Copper	cost per	Internal rate	value	value	Payback
($/oz)	($/lb)	Au oz(1)	of return	at 0%	at 5%	(years)(2)

				($ millions)

$570	$2.80	$24	25.8%	$3,756	$1,812	4.3
520	2.30	82	20.9%	2,833	1,298	5.2
470	1.80	142	15.4%	1,909	783	6.7
420	1.30	194	9.5%	1,043	303	10.2

(1)	Net of copper by-product credit and includes production taxes.

(2)	Payback (years) relates to recovery of equity invested as the financial model has been prepared on an after tax, un-leveraged equity only basis

Brisas mineral reserve as at November 2006

Brisas is estimated to contain a proven and probable mineral reserve of approximately 10.4 million ounces of gold and 1.3 billion pounds of copper. The estimated proven and probable mineral reserve utilizing traditional flotation and off-site smelter processes is summarized in the following table:

	Reserve	Au	Cu			Waste	Total
	tonnes	Grade	Grade	Au oz.	Cu lb.	tonnes	tonnes	Strip
Class	(millions)	(gpt)	(%)	(thousands)	(millions)	(millions)	(millions)	Ratio

Proven	226.3	0.69	0.12	5,032	601
Probable	258.4	0.64	0.13	5,357	737
Total	484.7	0.67	0.13	10,389	1,338	952.3	1,437.0	1.96

The mineral reserve (within a pit design) has been estimated using average recovery rates for gold and copper of approximately 83% and 87% respectively, metal prices of $400 per ounce

v

gold and $1.15 per pound copper and an internal revenue cut-off of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite.

Brisas mineral resource estimate as at November 2006

The estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table and includes the mineral reserve estimate shown above:

	Measured		Indicated		Measured and Indicated

Au Eq Cut-off Grade	Au	Cu	Au	Cu	Au	Cu
(In millions)	(oz)	(lb)	(oz)	(lb)	(oz)	(lb)

0.40	5.527	657	6.621	927	12.148	1,584

The mineral resource and gold equivalent (AuEq) cut-off is based on $400 per gold ounce and $1.15 per pound copper. The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cutoff), is estimated at 114.9 million tonnes containing 0.590 grams gold per tonne and 0.12 percent copper, or 2.18 million ounces of gold and 294 million pounds of copper.

The Choco 5 property

The Choco 5 property is an early stage gold exploration property located in the El Callao mining district in southeastern Venezuela. Several mining companies are active in the area and adjacent to the property is a producing gold mine owned and operated by Gold Fields Limited. The Choco 5 property has substantially the same regional infrastructure as Brisas, being the same highway system and regional and local services and is 5,000 hectares in land size. Choco 5 is not currently a material property for purposes of NI 43-101.

Corporate offices and registered agent

Our registered agent is Austring, Fendrick, Fairman & Parkkari, The Drury Building, 3801 Third Avenue, Whitehorse, Yukon Y1A 4Z7. Telephone and fax numbers for our registered office are (867) 668-4405 and (867) 668-3710, respectively. Our Brisas corporate administrative office is located at 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201. Our Venezuelan administrative and technical offices are located in Caracas and Puerto Ordaz, Venezuela. The telephone and fax numbers for our administrative office located in Spokane, Washington are (509) 623-1500 and (509) 623-1634, respectively. We also maintain technical staff in Toronto, Canada and Denver, Colorado.

The offering

The following summary contains basic information about this offering and is not intended to be complete. It does not contain all the information that may be important to you. You should carefully read the entire prospectus and the documents incorporated by reference before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional common shares.

Issuer	Gold Reserve Inc.

Securities offered	12,800,000 Class A common shares.

Over-allotment option	The underwriters have been granted an over-allotment option to purchase up to 1,920,000 additional common shares at the offering price. The over-allotment option is exercisable for 30 days from the date of closing of this offering.

Class A common shares outstanding after this offering[1]	53,584,519

Concurrent offering	Concurrently with this offering, we are offering $90,000,000 aggregate principal amount of senior subordinated convertible notes. Neither this offering, nor the concurrent offering, is contingent on the completion of the other. See “Concurrent offering.”

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $68.6 million (or approximately $79.0 million if the underwriters exercise their over-allotment option in full), after deducting underwriting fees and estimated expenses relating to this offering and the concurrent offering. We estimate that the net proceeds from the concurrent offering will be approximately $86.2 million (or approximately $99.1 million if the underwriters exercise their over-allotment in full), after deducting underwriting fees. We intend to use the net proceeds of this offering and the concurrent offering to fund construction activities, equipment purchases and ongoing development of Brisas. See “Use of proceeds.”

Stock exchange symbol	Our common shares are listed on AMEX and on the TSX under the symbol “GRZ.”

1	We have also issued equity units, warrants, and options which can be converted into common shares. As at May 11, 2007, we had outstanding 1,085,099 equity units and 2,514,139 stock options. Additionally, subject to shareholder approval at the annual general meeting in June 2007, we have extended until July 31, 2007 the expiry date of 2,680,500 Class A common share purchase warrants originally scheduled to expire on November 6, 2006. For more information refer to our audited financial statements for the year ended December 31, 2006.

U.S. and Canadian federal income tax considerations	All holders are urged to consult their own tax advisors with respect to the U.S. and Canadian federal, state, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of the common shares. See “Income tax considerations.”

Potential investors that are U.S. Holders (as defined below) should be aware that we believe we are currently a “passive foreign investment company,” or PFIC, and we expect to be a PFIC for all taxable years prior to the time Brisas begins production. For more information on tax considerations related to our PFIC status see “Income tax considerations — Certain United States federal income tax considerations.”

Risk factors	See “Risk factors” in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Risk factors

Our securities should be considered a speculative investment involving a high degree of risk due to the nature of our business. Prospective investors should carefully consider all of the information disclosed in this prospectus, including all documents incorporated by reference, prior to making an investment decision regarding our securities. The following risk factors, as well as risks not currently known to us, could materially adversely affect our business, financial condition and results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to us. In that event, the market price of our securities could decline and an investor could lose all or part of its investment.

Risks relating to the Company

Our mining assets are concentrated in Venezuela and our operations are subject to inherent local risks.

Our exploration and development activities in Venezuela are affected by certain factors, including those listed below, some of which are beyond our control. Any one of these factors could have a material adverse affect on our financial condition and results of operations.

Political and economic environment

All of our mineral properties are located in Venezuela and, as such, we are subject to political and economic risks, including:

•	the effects of local political, labor and economic developments, instability and unrest;
•	significant or abrupt changes in the applicable regulatory or legal climate;
•	corruption, requests for improper payments or other actions that may violate Canadian and U.S. foreign corrupt practices acts, uncertain legal enforcement and physical security;
•	limitations on mineral exports;
•	invalidation, confiscation, expropriation or rescission of permits, authorizations, agreements, property rights or governmental orders;
•	exchange controls and export or sale restrictions;
•	currency fluctuations and repatriation restrictions;
•	competition with companies from countries that are not subject to Canadian and U.S. laws and regulations; and
•	laws or policies of foreign countries and Canada affecting trade, investment and taxation.

The Venezuelan government has in the past exercised, and continues to exercise, significant influence over what the government considers to be strategic Venezuelan industries. For example, on May 1, 2007, foreign oil companies agreed to cede operational control of their projects to the Venezuelan national oil company as demanded by the Venezuelan government. These actions have created uncertainty about the business environment in Venezuela for foreign companies. There can be no assurance that the Venezuelan government will not take similar measures relating to other sectors of the Venezuelan economy, including foreign mining operations.

These risks may limit or disrupt any of our operations or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation. We do not currently maintain any insurance covering losses or obligations related to political risks and will only do so in the future if it is available on a cost-effective basis.

Required permits or authorizations for Brisas

We are dependent on Venezuelan regulatory authorities issuing to us various permits and authorizations relating to Brisas that we require prior to completing construction of, and subsequently operating, Brisas. Consistent with other mining projects of this magnitude and in addition to permits or authorizations that must be received from the MINAMB, we need to receive a number of other permits or authorizations from various local, state and federal agencies.

In early 2007 the MINAMB accepted the ESIA, which is the basis for the issuance of all MINAMB permits and authorizations that we require to ultimately exploit the gold and copper mineralization at Brisas. On March 27, 2007, the MINAMB issued to us the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of Brisas, which allow us to commence certain infrastructure and construction activities at or near the mine site. We can give no assurance that the issuance of additional local, state and federal permits and authorizations that we require for Brisas will not be delayed or withheld, or that any existing rights or approvals already issued or granted to us for our operations in Venezuela will not be rescinded or otherwise challenged. The reasons for any such action could relate to a number of factors noted in this prospectus and in the documents incorporated by reference in this prospectus, some of which are outside of our control. As a result, we are unable to provide any assurance as to if and when the remaining required Venezuelan permits and authorizations will be issued to us. Failure to obtain any permit or authorization required for the construction or operation of Brisas would result in a material adverse affect on our financial condition and results of operations.

Government review of contracts and concessions for compliance

In 2005, the Venezuelan government announced that it intended to review all foreign investments in non-oil basic industries, including gold projects. As part of that review, the Venezuelan government announced that it would be changing the country’s existing mining title regime to a system where all “new” economic interests would be granted in the form of joint ventures or operating contracts. In order to effect this change, a new draft mining law was submitted to the National Assembly which provided, among other things, for the control of primary mining activities exclusively by the state. This would occur either directly through a national mining company or via a joint venture with private entities in which the state would hold more than 50% of the capital stock of the joint venture. The Venezuelan government also announced that it would review existing concessions and contracts to determine if the holder was in compliance with the existing terms and conditions of such concessions and contracts and whether the holder was entitled to continue their original work under the original terms and conditions and qualify under the new regime.

Although we believe that all of our properties are in compliance with applicable regulations, the formal public announcement of the results of the compliance review has not been made and it is unclear when such formal public announcement will take place or whether the final policy when announced will be consistent with prior public statements. In addition, the draft mining law has yet to be enacted and implemented. Although we believe the draft law does not propose to extinguish pre-existing mining concessions that are in compliance with and granted under previous mining legislation, such as those held by us, it is unclear what provisions the final law will contain, if or when they will be enacted, or how those final provisions will impact our operations in Venezuela in the future. Among other things, this law when enacted may adversely affect our ability to renew, or otherwise render unenforceable the renewal clauses contained in, any or all of our mining concessions. If the renewal of any of our significant concessions relating to Brisas is denied, this would have a material adverse effect on us. Until the draft law is finalized and enacted, the previous mining legislation remains in force. We cannot provide any assurance that the creation of a state mining company will not materially adversely affect our ability to develop and operate our Venezuelan properties (including our ability to renew our mining concessions) or that we will not be required to enter into a joint-venture that is controlled by the Venezuelan government in order to develop and operate Brisas.

Currency and exchange controls

In 2003, the Central Bank of Venezuela (“BCV”) enacted exchange control regulations as a measure to protect international reserves. Since March 2005, the official exchange rate has been set at approximately 2,150 Venezuelan Bolivars per U.S. dollar. The Venezuelan government has also introduced regulations concerning exports from Venezuela, which currently require all goods and services to be invoiced in the currency of the country of destination or in U.S. dollars. Although these regulations have not to date adversely affected our operations as we primarily transfer funds into Venezuela for our operations, this will change in the future to the extent that we begin producing and exporting gold and copper from Venezuela. We are unable to predict at this time the future impact, if any, that these currency and exchange controls will have on our future operations. Both future fluctuations of the Venezuelan Bolivar against the U.S. dollar as well as exchange controls could negatively impact our financial condition.

The BCV allows gold mining companies to sell up to 85% of their production on the international market. The remaining 15% may be required by the government to be sold domestically at the current market price, which is paid in Venezuelan currency. Gold sold domestically to BCV is assessed a maximum tax of 1% of the value of gold as compared to the amount stated in the mining law. At this time there is no requirement to sell copper domestically but we cannot be sure that the government will not require domestic sales of copper in the future.

Unauthorized small miners

Although we are not aware of any unauthorized small miners currently located on Brisas, a significant number of unauthorized small miners have from time to time occupied various properties near or adjacent to Brisas. The methods used by the small miners to extract gold from surface material are typically environmentally unsound and in general their presence can be disruptive to the rational development of a mining project such as Brisas. Notwithstanding that we maintain a security presence and have implemented other procedures to mitigate the risk that the small miners might try to occupy Brisas, we can give no assurances that such activities will not occur in the future.

Imataca forest reserve

Brisas is located within the boundaries of the 3.75 million hectare Imataca Forest Reserve (the “Imataca Forest”) in an area presently approved by Presidential Decree for mining activities. On September 22, 2004, after public consultation, Presidential Decree 3110 was published in the Official Gazette identifying approximately 12% of the Imataca Forest in south-eastern Venezuela to be used for mining activities. Decree 3110 was issued in response to legal challenges to prior Presidential Decree 1850, which opened an even larger part of the Imataca Forest to mining and other activities and which had become subject to a legal challenge before the Venezuelan Supreme Court. In 1997, the Venezuelan Supreme Court issued a cautionary pronouncement as an interim measure pending a final ruling ordering the MIBAM to abstain from granting concessions, authorization or other acts relating to mining exploration or exploitation in the Imataca Forest.

We have been advised that the legal proceeding before the Venezuelan Supreme Court became moot upon the issuance of Decree 3110. Although since the issuance of Decree 3110, the MIBAM has, on a selective basis, issued concessions, authorizations and other acts relating to mining exploration or exploitation in the Imataca Forest, we can give no assurances, given that the legal proceeding has not been formally terminated in the Venezuelan Supreme Court, that the MIBAM will, in the future, issue permits or authorizations required to complete construction of, and subsequently operate, Brisas.

Venezuelan environmental laws and regulations

Venezuela maintains environmental laws and regulations for the mining industry that impose specific obligations on companies doing business in the country. The MINAMB, which administers Venezuelan environmental laws and regulations, proscribes certain mining recovery methods deemed harmful to the environment and monitors mining activities to ensure compliance. Venezuela’s environmental legislation provides for the submission and approval of environmental impact statements for certain operations and provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which could result in environmental pollution. A breach of current or future environmental legislation may result in the imposition of fines and penalties or the suspension or closure of any future operations, the extent of which cannot be predicted. Insurance covering losses or obligations related to environmental liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis. Although we believe that we have adopted a high standard of environmental compliance, failure to comply with or unanticipated changes in such laws and regulations in the future could have a material adverse impact on our financial condition and results of operations.

Challenges to mineral property titles or contract rights

Acquisition of title or contract rights to mineral properties is a very detailed and time-consuming process under Venezuelan law. Mining properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers can often be complex. From 1992 to late 1994 we were involved in a lawsuit relating to the ownership of Brisas. We successfully defended our ownership rights in the Venezuelan courts and subsequently settled the lawsuit for a substantial sum. Although we believe that we have the necessary title and rights to all of the properties for which we hold concessions or other contracts and leases, we cannot be certain that someone will not challenge or impugn title or contract rights to such properties in the future or whether such challenges will be by third parties or a government agency. We do not carry title insurance with respect to our mineral properties. A claim that we do not have title or contract rights to a property could have an adverse impact on our business in the short-term, and a successful claim that we do not have title or contract rights to a property could cause us to lose our rights to build infrastructure on or mine that property, perhaps without compensation for our prior expenditures relating to that property.

In addition to the Brisas alluvial and hardrock concessions, we have also applied to the appropriate government agencies for various contracts, land use agreements and easements allowing the use of certain land parcels contiguous to and nearby Brisas for operational and infrastructure needs. Although these applications were contained in an operating plan that has already been approved by the appropriate regulatory agencies, we can give no assurances when such applications will be approved, if ever.

Compliance with other laws and regulations

In addition to being subject to environmental laws and regulations, our activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, explosives, mine development and protection of endangered and protected species and other matters. We are required to have a wide variety of permits from governmental and regulatory authorities to carry out our activities. Obtaining the necessary permits is critical to our business.

Obtaining and maintaining permits is a complex, time consuming process and, as a result, we cannot assess whether necessary permits will be obtained or maintained on acceptable terms, in a timely manner or at all. The failure of the Venezuelan government to approve the required permits or authorizations could have a material adverse impact on our future operating results. Any failure to comply with applicable laws and regulations or the failure to obtain or maintain permits or authorizations, even if inadvertent, could result in the interruption of our operations or civil or criminal fines or penalties or enforcement actions, including orders issued by authorities enjoining or curtailing operations or requiring corrective measures, any of which could result in us incurring significant expenditures.

Our future results depend on Brisas.

We depend on a single project, Brisas, which is a development stage project and which may never be developed into a commercially viable ore body. Any adverse event affecting Brisas, or our ability to finance and/or construct and operate this project, would have a material adverse impact on our financial condition and results of operations.

We do not currently, and may never, have sufficient funds to develop our mineral properties, including Brisas.

We have limited financial resources. As of April 30, 2007, we had approximately $21 million in cash and investments. We currently do not generate revenue from operations and have historically financed operating activities primarily from the sale of common shares or other equity securities. In the near-term, we believe that cash and investment balances are sufficient to enable us to fund our construction activities into 2008 (excluding any substantial Brisas construction activities). The completion of, and the amount of the proceeds raised in, this offering and the concurrent offering will directly affect our ability to carry out our plans for further development of Brisas. Specifically, if we do not successfully complete both this offering and the concurrent offering, or if we receive less than the total amount of proceeds we seek to raise in this offering or the concurrent offering, we may not have sufficient funding to carry out all of the planned purchases and development regardless of whether we receive any additional required permits or authorizations that would otherwise allow us to proceed with additional development or, ultimately, exploitation. See “Use of proceeds.” We cannot provide any assurance that we will be able to complete this offering or the concurrent offering or, if completed, whether we will raise the total amount contemplated. We also believe that, in addition to the proceeds we are seeking to raise through this offering and the concurrent offering, we will need additional funding to complete construction of and begin mining, Brisas. We cannot provide any assurance that we will be able to obtain the additional funding that will be needed to construct Brisas on acceptable terms, or at all. If sufficient financing is not available, we will be unable to complete construction and begin operating Brisas.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that our development activities will result in profitable mining operations.

The Brisas Report contemplates an overall capital expenditure relating to Brisas of approximately $638 million, excluding value added taxes and import duties which could total as much as $50 million. Although we are in the process of preparing applications for tax exonerations or payment holidays for certain taxes which are provided for by law, including value added tax and import duty tax on the initial capital costs, there can be no assurances that those exonerations and payment holidays will be obtained. This would result in an increase in the initial capital required to place Brisas into production. Although actual costs will not be known until firm equipment orders are placed with suppliers, due to the passage of time and increases in the cost of certain mine equipment and components of the milling facility, we expect overall capital expenditures relating to Brisas to increase.

The Brisas Report was completed to update the economic viability of the Brisas mineralized deposit. Many factors are involved in the determination of the economic viability of mining a mineralized deposit, including the delineation of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates, construction, operation, permit and environmental requirements, and the estimate of future gold and copper prices. In particular, recent increases in gold prices have led to increases in mining exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services, personnel and equipment. This could cause our project costs to increase materially and result in delays if services, personnel or equipment cannot be obtained in a timely manner. In addition, we may experience potential scheduling difficulties and cost increases to the extent that we need to coordinate the availability of services, personnel or equipment. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions and anticipated environmental and regulatory compliance costs and continued low energy costs. Each of these factors involves uncertainties and the making of assumptions and, as a result, we cannot give any assurance that the Brisas Report will prove accurate with respect to construction and development of Brisas or that any key finding or underlying assumption will not prove to be inaccurate for reasons outside of our control, including changes in costs as a result of the passage of time between the completion of the Brisas Report and the date any construction commences. It is not unusual in new mining operations to experience unexpected problems during development. As a result, the actual cost and time of placing Brisas into production could differ significantly from estimates contained in Brisas Report. Likewise, should Brisas be developed, actual operating results may differ from those originally anticipated.

There are differences in U.S. and Canadian practices for reporting reserves and resources.

Our reserve and resource estimates are not directly comparable to those made by companies subject to SEC reporting and disclosure requirements, as we generally report reserves and resources in accordance with Canadian practices. These practices are different from the practices used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian accepted practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States domestic issuers. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Prospective United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this prospectus may not be comparable to information made public by domestic United States companies subject to the reporting and disclosure requirements of the SEC. See “Cautionary note to United States investors.”

Actual mineralization may vary from current estimates in the future.

Unless otherwise indicated, mineralization figures presented in this prospectus and in our filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and our internal geologists. When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered only as estimates. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis that may prove to be unreliable. These estimates may require adjustments or downward revisions based upon actual production experience. In addition, due to geologic variations within areas mined, the grade of ore ultimately mined, if any, may differ from that indicated by the Brisas Report and drill results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Actual quality and characteristics of deposits cannot be fully assessed until mineralization is actually mined and, as a result, mineral reserves may change over time to reflect actual experience.

The resource estimates contained in this prospectus have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold or copper may render portions of our mineralization uneconomic and result in reduced reported mineralization or may adversely affect the commercial viability of Brisas or our other properties. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our financial condition and results of operations.

Risks inherent in the mining industry could have a significant impact on our future operations.

Gold and copper projects are subject to all of the risks inherent in the mining industry, including:

•	environmental hazards;
•	industrial accidents;
•	fires, flooding and high-wall failure;
•	inability to obtain suitable or adequate machinery, equipment or labor;
•	unusual or unexpected geologic formations; and
•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties and production facilities, personal injury, environmental damage, delays, monetary losses and legal liability. Insurance covering such catastrophic liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis.

Operating losses are expected to continue until we construct an operating mine.

We have experienced losses from operations for each of the last five years as the result of, among other factors, expenditures associated with corporate activities on Brisas, as well as other unrelated non-property expenses that are recorded in our consolidated statement of operations. We expect this trend to continue until sometime after Brisas is operational. In addition, such losses may increase after this offering if we obtain additional financing and begin substantial construction of Brisas. Although this trend is expected to reverse if and when gold and copper are produced at Brisas in commercial quantities at prices equal to or in excess of the prices assumed in Brisas Report, we can give no assurances that this trend will ultimately be reversed as a result of any operations at Brisas.

If we complete the concurrent offering, we will incur a substantial amount of debt. This debt will not restrict our ability to incur additional debt. We intend to incur substantially more debt to complete the development and construction of Brisas. Our leverage may prevent us from fulfilling our obligations, and any default on our obligations could have a material adverse effect on our business, financial condition and results of operations.

We expect to issue our senior subordinated convertible notes in the aggregate principal amount of $90 million. We also expect to incur substantial additional indebtedness to finance the construction and development of Brisas, which we expect will be secured by substantially all the assets of Brisas, our principal asset. As a result, we will be highly leveraged before we produce revenue from mining operations. Our leverage will require us to devote a substantial portion of our cash flow from operations for the payment of interest, which will reduce our ability to fund working capital, capital expenditure and other liquidity requirements. If we cannot generate cash flow from operations, we may lack the ability to service our debt and we may not be able to restructure our existing debt. Any event of default under the senior subordinated convertible notes or our other indebtedness could result in our bankruptcy or other insolvency. Our secured creditors would have the right to be paid in full before our other creditors, and our other creditors would have the right to be paid before any distribution could be made to our common shareholders.

We may incur costs in connection with future reclamation activities that may have a material adverse effect on our earnings and financial condition.

We are required to obtain government approval of our plan to reclaim Brisas after any minerals have been mined from the site. The Brisas reclamation plan has been incorporated into the environmental studies submitted to the MINAMB. Reclaiming Brisas is expected to take place during and after the active life of the mine. In accordance with applicable laws, bonds or other forms of financial assurances have been provided by us to guarantee compliance with environmental and social measures designed to mitigate, reduce or eliminate the impact of our permitted activities for the initial phase of construction. We will provide additional bonds for the reclamation of the mine. We may incur costs in connection with these reclamation activities in excess of such bonds or other financial assurances, which costs may have a material adverse effect on our earnings and financial condition. We expect to establish a reserve for future site closure and mine reclamation costs based on the estimated costs to comply with existing reclamation standards. There can be no assurance that our reclamation and closure accruals will be sufficient or that we will have sufficient financial resources to fund such reclamation and closure costs in the future.

The volatility of the price of gold and copper could have a negative impact upon our current and future operations.

The price of gold and copper has a significant influence on the market price of our common shares and our business activities. Fluctuation in gold and copper prices directly affects, among other things, the overall economic viability of Brisas, our ability to obtain sufficient financing required to construct Brisas, including the terms of any such financing, and the calculation of reserve estimates. The price of gold is affected by numerous factors beyond our control, such as the level of inflation, interest rates, fluctuation of the U.S. dollar and foreign currencies, supply and demand, sale of gold by central banks and other holders and the political and economic conditions of major gold producing countries throughout the world. Copper prices also fluctuate and are generally affected by global and regional demand and existing inventories. As of May 11, 2007, the COMEX closing price for gold was $670.10 per ounce and the closing price for copper was $3.61 per pound as reported by the London Metal Exchange. The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal Exchange:

	Year ended December 31,

	5 yr. avg.	2006	2005	2004	2003	2002

Gold ($ per ounce)	$426	$603	$445	$410	$363	$310
Copper ($ per pound)	$1.51	$3.05	$1.67	$1.30	$0.81	$0.71

Future hedging activities could negatively impact future operating results.

We have not entered into forward contracts or other derivative instruments to sell gold or copper that we may produce in the future. Although we have no near term plans to enter into such contracts or derivative instruments, we may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when we enter into the contracts, so that the product must be sold at a price lower than that which could have been realized had we not entered into the contract. We may enter into option contracts for gold and copper to mitigate the effects of such hedging.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States.

We are a foreign private issuer under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and, as a result, are exempt from certain rules under the U.S. Exchange Act. These rules include the proxy rules that impose certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently, promptly or in as much detail as U.S. companies with securities registered under the U.S. Exchange Act. We are not required to file financial statements prepared in accordance with U.S. GAAP (although we are required to reconcile our financial statements to U.S. GAAP). We are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. Moreover, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules under the U.S. Exchange Act with respect to their purchases and sales of our common shares.

We expect to lose our foreign private issuer status as a result of this offering.

We expect to lose our foreign private issuer status as a result of this offering. If a majority of our common shares are not held directly or indirectly by non-residents of the United States, we will no longer be exempt from the rules and regulations discussed above and, among other things, we will not be eligible to use the multijurisdictional disclosure system adopted by the United States and Canada or other foreign issuer forms and will be required to file periodic reports, proxy statements and financial statements as if we were a company incorporated in the United States. We will also lose the ability to rely upon exemptions from AMEX corporate governance requirements that are available to foreign private issuers. The costs, expenses and burdens incurred in fulfilling these additional regulatory requirements are expected to be significant.

Changes in critical accounting estimates could adversely affect our financial results.

Our most significant accounting estimate relates to the carrying value of Brisas, which is more fully discussed in our annual financial statements and related footnotes, which are incorporated by reference into this prospectus. Although we regularly review the net carrying value of our mineral properties, estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Where estimates of future net cash flows are not available and where other conditions suggest impairment, we assess if carrying value can be recovered. Although we have made our best estimate of these factors as they relate to our mineral properties, it is possible that changes could occur in the near-term, which could adversely affect the future net cash flows to be generated from the properties.

Material weaknesses relating to our internal controls over financial reporting could adversely affect our financial results or condition and share price.

While we believe there are no reportable material weaknesses in our internal controls as defined in Section 404 of the Sarbanes-Oxley Act of 2002 as of the date of this prospectus, there can be no assurance that material weaknesses regarding our internal controls will not be discovered in the future. If so, this could result in costs to remediate such controls or inaccuracies in our financial statements. In addition, a material weakness in internal controls over financial reporting may result in increased difficulty or expense in transactions such as financings, and may result in an adverse reaction by the market generally that would result in a decrease of our share price. We must, for our fiscal year ending December 31, 2007, begin to comply with additional requirements of Section 404 with which we have not previously been required to comply. Among other things, this will require our external auditors to issue an opinion on the adequacy of management’s assessment and their own assessment of the effectiveness of our internal controls over financial reporting.

Attracting and retaining key personnel in the future could have a significant impact on future operating results.

We are and will be dependent upon the abilities and continued participation of key management personnel, as well as the significant number of new personnel that will be necessary to manage any construction and operation of Brisas. If the services of our key employees were lost or we are unable to obtain the new personnel necessary to construct, manage and operate Brisas, it could have a material adverse effect on future operations.

We may experience difficulties managing our anticipated growth.

We anticipate that if we construct Brisas and put it into production, we will experience significant growth in our operations resulting in increased demands on our management, internal controls and operating and financial systems. There can be no assurance that we will successfully meet these demands and effectively attract and retain additional qualified personnel to manage our anticipated growth. The failure to manage growth effectively could have a material adverse impact on our business, financial condition and results of operations.

Risks related to our common shares

Sales of a significant number of our common shares in the public markets, or the perception of such sales, could depress the market price of our common shares.

Sales of a substantial number of our common shares in the public markets could depress the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales, or the perception of such sales, of our common shares would have on the market price of our common shares.

We may raise funds for future operations through the issuance of common shares, debt instruments convertible into common shares or other equity-based instruments, and such financings would result in the dilution of present and prospective shareholdings (including through this offering and the concurrent offering).

In order to finance the construction of Brisas, we may raise additional funds through the issuance of common shares, debt instruments convertible into common shares or other equity-based instruments, such as warrants. We cannot predict the size of any such future issuances of securities, or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, will result in dilution, possibly of a substantial nature, to present and prospective holders of shares.

We expect to raise additional funds through a public offering of $90,000,000 aggregate principal amount of senior subordinated convertible notes. See “Concurrent offering.” While we cannot predict the effect that the issuance and sale of these securities may have on the market price of our common shares, the issuance of common shares upon conversion of these notes could have a negative effect on the market price of our common shares. In addition, any of these issuances would result in dilution, possibly of a substantial nature, to present and prospective holders of our common shares.

Our senior subordinated convertible notes will be convertible into our common shares, and we may repay these notes in some circumstances by issuing our common shares.

If we issue our senior subordinated convertible notes, they will be convertible by the holders, and, in certain circumstances, we may force the conversion of the notes into our common shares. In certain circumstances, we will be required to issue shares to the holders of our senior subordinated convertible notes at a conversion price which could be less than our then market price. Conversion into our common shares could dilute your interest in our company.

The price of the common shares may be volatile.

The common shares are publicly traded and are subject to various factors that have historically made their price volatile.

During the fiscal year ended December 31, 2006, the sale price of our common shares on the TSX and AMEX ranged from Cdn.$3.40 to Cdn.$11.05 and US$2.99 to US$9.75 per share, respectively, and the closing sale price on May 14, 2007 was Cdn.$6.68 and US$6.00 per share, respectively. The market price of the common shares on the TSX and AMEX could fluctuate significantly in the future, in which case common shares purchased pursuant to this offering may not be able to be resold at or above the offering price. The market price of the common shares may fluctuate based on a number of factors, including:

•	economic and political developments in Venezuela, including any new regulatory rules or actions;
•	our operating performance, and financial condition and the performance of competitors and other similar companies;
•	the public’s reaction to our press releases, other public announcements and our filings with the various securities regulatory authorities;
•	the price of gold and copper and other metal prices, as well as metal production volatility;
•	changes in recommendations by research analysts who track our common shares or the shares of other companies in the resource sector;
•	changes in general economic conditions;
•	the number of the common shares to be publicly traded after this offering;
•	the arrival or departure of key personnel;
•	acquisitions, strategic alliances or joint ventures involving us or our competitors;
•	the public’s reaction to press releases and other public announcements of our competitors regarding mining development or other matters;
•	general worldwide and overall market perceptions of the attractiveness of particular industries;

•	the dilutive effect of the sale by us of significantly more common shares in order to finance our activities; and
•	other factors listed under ”Cautionary statement regarding forward-looking statements.”

In addition, the market price of the common shares is affected by many variables not directly related to our performance and that are therefore not within our control. These include other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the common shares on the TSX and AMEX has historically made our share price volatile and suggests that our share price will continue to be volatile in the future.

We do not intend to pay any cash dividends in the foreseeable future.

We have not declared or paid any dividends on our common shares since 1984. We intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on the common shares in the foreseeable future. Any return on an investment in our common shares will come from the appreciation, if any, in the value of the common shares. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

Additional risks

We have determined that we are currently a “passive foreign investment company” under the U.S. Internal Revenue Code and, as a result, there may be adverse U.S. tax consequences for certain investors.

Potential investors that are U.S. Holders, as defined under “Income tax considerations—Certain United States federal income tax considerations—U.S. Holders,” should be aware that we have determined that we were a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code for the taxable year ended December 31, 2006 and that we expect to be a “passive foreign investment company” for the taxable year ending December 31, 2007. Moreover, we expect to be a “passive foreign investment company” for each taxable year prior to the year in which Brisas begins production. As a result, a U.S. Holder generally will be subject to adverse U.S. federal income tax consequences, such as (i) being subject to U.S. federal income tax at the highest rates applicable to ordinary income on at least a portion of any “excess distribution” and gain on the sale of common shares, as well as incurring an interest charge on the tax due thereon, or (ii) at the election of the U.S. Holder, current taxation on either (A) certain income or gains of the company, regardless of whether any cash representing such income or gain has been distributed, or (B) any increase in the fair market value of the common shares as of the taxable year end, regardless of whether such gain has been realized on a disposition of such common shares. These adverse U.S. federal income tax consequences are described more fully under “Income tax considerations—Certain United States federal income tax considerations—U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of common shares—Passive foreign investment company.”

We do not believe that any of our subsidiaries were “passive foreign investment companies” as to any shareholder of the company for the taxable year ended December 31, 2006, and we do not expect that any such subsidiaries will be “passive foreign investment companies” as to any shareholder of the company for any subsequent taxable year (including the taxable year ending December 31, 2007). Additional adverse tax consequences could result to U.S. Holders of the common shares for any taxable year in which we are a “passive foreign investment company” and we have one or more non-U.S. subsidiaries that is also a “passive foreign investment company” as to such U.S. Holders. These adverse consequences are described more fully under “Income tax considerations—Certain United States federal income tax considerations—U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of common shares.”

The determination of whether we and any of our subsidiaries will be a “passive foreign investment company” for a future taxable year (including the taxable year in which Brisas begins production or any subsequent taxable year) will depend on (i) the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and (ii) our assets and income, and our subsidiaries’ assets and income, over the course of each such taxable year. As a result, our status and the status any of our subsidiaries as a “passive foreign investment company” in any future taxable year cannot be predicted with certainty as of the date of this prospectus. Accordingly, there can be no assurance that we and any subsidiary will not be a “passive foreign investment company” for any future taxable year, including years after Brisas begins production.

The “passive foreign investment company” rules are complex. A potential investor should consult its own financial advisor, legal counsel or accountant regarding the application of the “passive foreign investment company” rules on an investment in common shares.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against us, our directors, our executive officers and some of the experts named in this prospectus based on civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

We are organized under the laws of the Yukon Territory, Canada. Some of our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action in the United States against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian securities laws or federal securities laws or other laws of the United States or any state thereof against us or those persons.

Cautionary statement regarding
forward-looking statements

The information presented or incorporated by reference in this prospectus contains both historical information and forward-looking statements (including within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and Section 21E of the U.S. Exchange Act. These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause our results and the results of our consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the following:

•	Our mining assets are concentrated in Venezuela and our operations are subject to inherent local risks;
•	Our future results depend on Brisas;
•	We do not currently, and may never, have sufficient funds to develop our mineral properties, including Brisas;
•	Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that our development activities will result in profitable mining operations;
•	Actual mineralization may vary from current estimates in the future;
•	Risks inherent in the mining industry could have a significant impact on our future operations;
•	Operating losses are expected to continue until we construct an operating mine;
•	If we complete the concurrent offering, we will incur a substantial amount of debt;
•	We may incur costs in connection with future reclamation activities that may have a material adverse effect on our earnings and financial condition;
•	The volatility of the price of gold and copper could have a negative impact upon our current and future operations;
•	Future hedging activities could negatively impact future operating results;
•	We expect to lose our foreign private issuer status as a result of this offering;
•	Changes in critical accounting estimates could adversely affect our financial results;

•	Material weaknesses relating to our internal controls over financial reporting could adversely affect our financial results or condition and share price;

•	Any inability to attract and retain key personnel in the future could have a significant impact on future operating results; and

•	We may experience difficulties managing our anticipated growth.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. See “Risk factors” beginning on page 1.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that is expected to be encountered if the property is developed, and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “assume,” “positioned,” “may,” “could” and other similar expressions or the negative of such expressions constitute forward-looking statements and are predictions of or indicate future events and future trends that do not relate to historical matters. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in our affairs since the date of this prospectus or the documents incorporated by reference in this prospectus that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our website. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are urged to read our filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sedar.com or www.sec.gov. Additionally, investors can request a copy of any of these filings directly from us as described elsewhere in this prospectus. See “Documents incorporated by reference.”

Exchange rate information

The following table sets forth the rate of exchange for one Canadian dollar, expressed in U.S. dollars, including the average of such exchange rates for each period indicated and the exchange rate at the end of such period, based upon the noon buying rates provided by the Bank of Canada:

	Year ended December 31,

U.S. dollar per one Canadian dollar	2006	2005	2004	2003	2002

Average rate per period	$0.8815	$0.8254	$0.7684	$0.7138	$0.6369
Rate at end of period	$0.8674	$0.8598	$0.8319	$0.7713	$0.6339

The noon buying rate on May 14, 2007 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn.$1.00 equals $0.9034.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $68.6 million (or approximately $79.0 million if the underwriters exercise their over-allotment option in full) after deducting underwriting fees and estimated expenses relating to this offering and the concurrent offering. We estimate that the net proceeds from the concurrent offering will be approximately $86.2 million (or approximately $99.1 million if the underwriters exercise their over-allotment in full), after deducting underwriting fees.

We expect to proceed with initial construction activities at Brisas shortly after the completion of this offering. The activities will include mobilization of SNC-Lavalin, our EPCM contractor, pit dewatering, construction of a man-camp and office complex, clearing and earthworks for the mill site, and construction of a tailings management facility footprint, eight sedimentation ponds, a power-line corridor, a 5.7 km conveyor belt and service road corridor, lay down areas, a rock quarry, a sanitary fill and all other related mine site preparation works. In addition we will continue key activities related to the detailed engineering and the pursuit of additional authorizations and permits. The timeline for the activities covered by the recently approved permit is estimated to be 14-16 months at an estimated cost of approximately $100 million.

We intend to use the net proceeds from this offering and the concurrent offering primarily to fund:

•	construction activities;
•	equipment purchases; and

•	ongoing development of Brisas;

including the more specific uses described above.

We anticipate an overall 30 month construction period for Brisas and, assuming we receive the required exploitation permit and appropriate authorizations, we expect commissioning and achievement of commercial production shortly thereafter. Our estimate of the capital cost for Brisas, as of April 2006, is $638 million over the remaining construction period. Our capital cost estimate excludes value added taxes and import duties, which we expect will be refundable, but could total as much as $50 million.

If we successfully complete this offering, the concurrent offering or both, we will still require additional funding to complete the Brisas project.

We currently expect to raise that additional funding primarily through project debt financing and a combination of future issuances of additional shares or debt instruments of the Company. We have appointed Corporación Andina de Fomento, Export Development Canada, UniCredit Group and WestLB AG as mandated lead arrangers to arrange up to $425 million of project debt for Brisas. See “The Company — Project debt financing.”

The actual amount that we expect to spend in connection with each of our intended uses of proceeds may vary significantly from the amounts that we currently anticipate, and will depend on a number of factors, including those listed under “Risk factors.” Pending the uses described above, we intend to invest the net proceeds from this offering and the concurrent offering in short-term, investment grade interest bearing securities.

Share prices and volume on the TSX and AMEX

Our common shares are traded on the TSX and on AMEX under the symbol “GRZ.” Our equity units and the related underlying securities are not listed for trading on any exchange. The notes will not be listed on any exchange. The TSX has conditionally approved the listing of the common shares offered hereby and issuable upon conversion of all or a portion of the notes offered in the concurrent offering. Listing is subject to our fulfilling all of the requirements of the TSX on or before August 3, 2007, including distribution of the common shares to a minimum number of public securityholders. Application has also been made to have the common shares offered hereby and issuable upon conversion of all or a portion of the notes offered in the concurrent offering listed on AMEX.

The information in the following table relates to the trading of the common shares on the TSX and AMEX during 2006 and the first four months of 2007:

	High	Low	Volume	High	Low	Volume

	TSX			AMEX
2006	Canadian dollar			U.S. dollar

January	$7.35	$3.40	2,700,338	$6.58	$2.99	5,291,600
February	7.05	4.95	1,390,950	6.20	4.40	2,665,600
March	7.00	5.25	1,055,803	5.97	4.55	2,021,700
April	11.05	6.90	2,977,832	9.75	5.91	9,374,400
May	10.36	6.80	3,590,201	9.37	6.11	10,777,800
June	8.72	4.28	1,767,413	7.94	3.82	8,405,100
July	6.52	4.52	497,791	6.00	4.23	3,084,400
August	5.89	4.76	934,309	5.10	4.29	2,702,400
September	5.72	4.32	947,399	5.01	3.78	3,271,900
October	4.80	4.08	448,883	4.15	3.62	1,862,700
November	6.48	4.51	1,136,648	5.73	3.97	3,775,300
December	6.30	5.17	1,232,798	5.59	4.50	2,609,800
2007
January	5.88	3.95	1,348,048	5.00	3.33	3,800,900
February	6.70	4.71	1,416,193	5.74	4.09	4,320,849
March	8.65	4.70	3,199,476	7.18	4.00	7,604,081
April	8.72	7.17	3,782,243	7.61	6.20	7,380,700

On May 14, 2007, the closing price for our common shares was Cdn$6.68 per share on the TSX and $6.00 per share on AMEX.

Dividend policy

We have not declared cash or share dividends since 1984 and have no present plans to pay any cash or share dividends. We may declare cash or share dividends in the future only if our earnings and capital are sufficient to justify the payment of such dividends.

Consolidated capitalization

Since March 31, 2007 the date of the financial statements for our most recently completed financial quarter, there have been no material changes in our capitalization. The following table sets forth our consolidated capitalization (i) as at March 31, 2007; (ii) as at March 31, 2007 after giving effect to this offering, but not the exercise of the over-allotment option; and (iii) as at March 31, 2007 after giving effect to this offering and the concurrent offering, but not the exercise of the respective over-allotment options. This table should be read in conjunction with our unaudited interim consolidated financial statements for the three months ended March 31, 2007, including the notes thereto and management’s discussion and analysis of results of operations and financial conditions for such period, each of which is incorporated by reference in this prospectus. This table assumes no conversion of the notes into common shares.

	As at March 31, 2007

			As adjusted(1)
		As adjusted(1)	(this offering and
	Actual	(this offering)	concurrent offering)

Cash and cash equivalents	$20,035,490	$88,635,490	$174,810,490

Debt:
Senior subordinated convertible notes offered concurrently(3)	$—	$—	$62,630,966

Shareholders’ Equity:
Common shares (authorized—unlimited; Class A outstanding—40,705,144; as adjusted to give effect to this offering—53,505,144; as adjusted to give effect to this offering and the concurrent offering—53,505,144) and Equity units—1,085,099	$167,717,010	$241,957,010	$241,957,010
Less common shares and equity units held by affiliates	$(636,267)	$(636,267)	$(636,267)
Stock options(2)	$3,882,052	$3,882,052	$3,882,052
Accumulated deficit	$(71,834,730)	$(71,834,730)	$(71,834,730)
Accumulated other comprehensive income	$1,667,095	$1,667,095	$1,667,095
KSOP debt	$(871)	$(871)	$(871)
Senior subordinated convertible notes offered concurrently(3)	$—	$—	$27,369,034
Total Shareholders’ Equity	$100,794,289	$175,034,289	$202,403,323

Total capitalization	$100,794,289	$175,034,289	$265,034,289

(1)	After deducting the underwriters’ fee and expenses of this offering and the concurrent offering but not giving effect to the exercise of the respective over-allotment options.

(2)	As of March 31, 2007, there were 2,578,639 stock options outstanding, which were exercisable for 2,578,639 common shares. In addition, subject to shareholder approval at the annual general meeting in June 2007, we have extended until July 31, 2007 the expiry date of 2,680,500 common share purchase warrants, which were originally scheduled to expire on November 6, 2006 and that would be exercisable for 2,680,500 common shares. Our Equity Incentive Plan allows us to issue options to purchase an amount of common shares equal to 10% of the common shares outstanding at the time those options are issued.

(3)	There are differences between Canadian GAAP and U.S. GAAP in the accounting treatment for convertible debt. Under Canadian GAAP, the senior notes would be allocated on our consolidated financial statements into a debt component of $62,630,966 and an equity component of $27,369,034. The debt issuance costs totaling $3,825,000 would also be allocated between debt and equity components. Issuance costs of $1,163,184 relating to the equity component would be charged to the equity portion of the senior notes while $2,661,816 relating to the liability component would be netted against the carrying value of the debt.

As of April 30, 2007, we had approximately $21 million in cash and investments.

Concurrent offering

Concurrently with this offering, we are filing a prospectus in connection with a public offering of $90,000,000 aggregate principal amount of senior subordinated convertible notes. The notes will bear interest at a rate of 5.50% per year. Interest will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning December 15, 2007. The notes will mature on June 5, 2022.

The notes will be unsecured obligations and will rank (1) subordinate in right of payment to future unsubordinated indebtedness for the construction and development of Brisas, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to senior secured bank indebtedness in right of payment, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by us or any of our subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of our other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of our future subordinated debt. However, the notes will be effectively subordinated to all future secured debt to the extent of the security on such other indebtedness and to all existing and future obligations of our subsidiaries.

Holders of notes will be able to convert their notes into common shares based on a conversion rate of 132.626 common shares per $1,000 principal amount of notes, equivalent to a conversion price of approximately $7.54 per share, subject to adjustment, at their option at any time prior to maturity. Subject to the satisfaction of certain conditions, we may, in lieu of delivering common shares upon conversion of all or a portion of the notes, elect to pay cash or a combination of cash and common shares. In addition, following certain corporate transactions described in the prospectus relating to the concurrent offering, we will increase the conversion rate for holders who elect to convert notes in connection with such corporate transactions in certain circumstances.

We may redeem for cash all or a portion of the notes at any time on or after June 6, 2010, until June 15, 2012, at a purchase price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest, if any, if the closing price of our common shares reaches a specified threshold. Beginning on June 16, 2012, we may redeem for cash all or a portion of the notes at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest, if any. We may not otherwise redeem any of the notes at our option prior to maturity, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes.

Holders may require us to purchase all or a portion of their notes on June 15, 2012 at a price equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, if any. In addition, if we experience specified types of fundamental changes, holders may require us to repurchase all or a portion of their notes at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, if any. We may choose to pay the purchase price in connection with a purchase of the notes at the option of the holder or upon a fundamental change in cash, common shares or any combination of cash and common shares.

The notes will not be listed on any securities exchange. The notes will be ready for delivery in book-entry form through the facilities of The Depository Trust Company on or about May 18,

2007. The TSX has conditionally approved the listing of the common shares issuable upon conversion of all or a portion of the notes offered in the concurrent offering. Listing is subject to our fulfilling all of the requirements of the TSX on or before August 3, 2007, including distribution of the common shares to a minimum number of public securityholders. Application has also been made to have the common shares issuable upon conversion of all or a portion of the notes offered in the concurrent offering listed on AMEX.

There is no assurance that the concurrent offering will be completed. If completed, the proceeds of the concurrent offering will be used by us to fund construction activities, equipment purchases and ongoing development of Brisas. See “Use of proceeds.” Neither this offering, nor the concurrent offering, is contingent on the completion of the other.

Description of share capital

We are authorized to issue an unlimited number of Class A common shares of which 40,784,519 Class A common shares were issued and outstanding at May 11, 2007. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Class A common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by our board of directors. Upon our liquidation, dissolution or winding up, shareholders are entitled to receive our remaining assets available for distribution to shareholders. The Class A common shares include associated Class A common share purchase rights under our Shareholder Rights Plan Agreement, as amended and restated. Those rights are described under “Shareholder Rights Plan” on page 25 of the annual information form incorporated by reference into this prospectus.

In February 1999, the shareholders of Gold Reserve Corporation approved a plan of arrangement as a result of which Gold Reserve Corporation became a subsidiary of Gold Reserve Inc. Generally, each shareholder of Gold Reserve Corporation received one Class A common share of Gold Reserve Inc. for each common share owned in Gold Reserve Corporation. Certain U.S. holders elected, for tax reasons, to receive equity units instead of Class A common shares. Each equity unit consists of one Class B common share of Gold Reserve Inc. and one Gold Reserve Corporation Class B common share, which consideration was substantially equivalent to a Class A common share and is generally immediately convertible into a Class A common share. Holders of Class A common shares and Class B common shares will generally be entitled to one vote per share and to vote together as a single class. Equity units, of which 1,085,099 were issued and outstanding at May 11, 2007, are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred.

Income tax considerations

Certain Canadian income tax considerations

In the opinion of Fasken Martineau DuMoulin LLP, Canadian counsel to the Company, and Heenan Blaikie LLP, Canadian counsel to the underwriters, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to a prospective purchaser of common shares to be issued pursuant to this Offering.

This summary is based upon the current provisions of the Income Tax Act (Canada) and the regulations thereunder (“Tax Act”), specific proposals to amend the Tax Act (the “Tax

Proposals”) which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed in this prospectus. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed in this prospectus.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in common shares, and does not describe the income tax considerations relating to the deductibility of interest on money borrowed by a Holder. The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Purchasers resident in Canada

This portion of the summary is applicable only to a purchaser who, at all relevant times, is resident in Canada, deals at arm’s length and is not affiliated with the Company, and who will acquire and hold common shares to be issued pursuant to this offering as capital property (a “Holder”), all within the meaning of the Tax Act. Any common shares will generally be considered to be capital property to a Holder unless the Holder holds such securities in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Holders whose common shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the common shares and every other “Canadian security” (as defined by the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

This summary does not apply to a Holder that is a “financial institution” for purposes of the mark-to-market provisions of the Tax Act or a “specified financial institution” for purposes of the Tax Act.

Disposition of common shares

A Holder who disposes of or is deemed to have disposed of a common share will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the common share exceed (or are exceeded by) the aggregate of the adjusted cost base of such common share and any reasonable expenses associated with the disposition. The adjusted cost base of common shares to a Holder will be the average cost of all common shares held by the Holder.

One-half of any capital gain (a “taxable capital gain”) must be included in income and one-half of any capital loss may be used to offset taxable capital gains incurred in the taxation year, in any of the three prior taxation years or in any subsequent taxation year in the circumstances and to the extent provided in the Tax Act. A capital loss realized from the disposition of a common share by a Holder that is a corporation may in certain circumstances be reduced by the amount of dividends that have been previously received or deemed to have been received by the Holder on such shares. Similar rules may apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns common shares. Capital gains realized by an individual and certain trusts may result in the individual or trust paying alternative minimum tax under the Tax Act.

A Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.

Taxation of dividends received by holders of common shares

Dividends (including deemed dividends) received on common shares by a Holder who is an individual (and certain trusts) will be included in income and be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from taxable Canadian corporations. An enhanced dividend tax credit will be available in respect of “eligible dividends” (as defined in the Tax Act) paid by the Company. Taxable dividends received by Holders that are individuals and certain trusts may give rise to alternative minimum tax under the Tax Act.

Dividends (including deemed dividends) received on common shares by a Holder that is a corporation will be included in income and normally be deductible in computing such corporation’s taxable income. However, the Tax Act will generally impose a 33 1/3% refundable tax on such dividends received by a corporation that is a private corporation or a subject corporation for purposes of Part IV of the Tax Act to the extent that such dividends are deductible in computing the corporation’s taxable income.

Purchasers resident in the United States

This portion of the summary is applicable to a purchaser who is a U.S. Holder (as defined below) who, at all relevant times for purposes of the Tax Act, is not resident or deemed to be resident in Canada, deals at arm’s length with the Company, holds the common shares as capital property and does not use or hold, and is not deemed to use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada and who, for purposes of the Canada-United States Income Tax Convention (1980) (the “Treaty”), is a resident of the United States. United States limited liability companies (“LLCs”) generally are not considered residents of the United States for the purposes of the Treaty. However, the Tax Proposals include a proposal to amend the Treaty whereby LLCs would be considered to be residents of the United States upon such amendment coming into force. There is no assurance that the Treaty will be amended in such manner. Generally, common shares will be considered to be capital property to a holder thereof provided that the holder does not use the common shares in the course of carrying on a business and such holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. This summary does not deal with special situations, such as particular circumstances of traders or dealers in securities, tax exempt entities, insurers, and financial institutions. For purposes of the Tax Act, all amounts relevant in computing a holder’s liability under the Tax Act must be computed in Canadian dollars. Amounts denominated in U.S. dollars including adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

Dividends

Dividends on common shares paid or credited to a U.S. Holder by the Company are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the Company’s voting shares). Under the Treaty, dividends paid by the Company to certain religious, scientific, charitable, certain other tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, the Company will not be required to withhold such tax from dividends paid to such organizations. If qualifying organizations fail to follow the required administrative procedures, the Company will be required to withhold tax and the organizations will have to file with the CRA a claim for refund to recover amounts withheld.

Dispositions

A U.S. Holder will generally not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share, unless the common share constitutes “taxable Canadian property” as defined in the Tax Act at the time of disposition. A common share will generally not be taxable Canadian property to a U.S. Holder at the time of disposition provided the common shares are listed on a prescribed stock exchange (which includes the TSX and AMEX) at that time and, during the 60 month period ending at the time of disposition of the common share, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with such persons, did not own 25% or more of the Company’s issued shares of any class or series of capital stock. By reason of the Treaty, even if a common share constitutes taxable Canadian property to a U.S. Holder, no tax will generally be payable under the Tax Act on a capital gain realized by the U.S. Holder on the disposition of such shares provided the value of such shares at the time of disposition is not derived principally from real property situated in Canada. The Company has advised counsel that, at the date of this short form prospectus, the value of the common shares is not derived principally from real property situated in Canada within the meaning of the Treaty.

Certain United States federal income tax considerations

The following is a summary of certain material U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of common shares acquired pursuant to this prospectus.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a holder as a result of the acquisition, ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any holder. Each holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares.

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this prospectus. All of the authorities on which this summary is based are subject to differing interpretations and could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. In such event, the U.S. federal income tax consequences applicable to a holder of the common shares could differ from those described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any political subdivision thereof, including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected, under applicable Treasury Regulations, to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons, as defined in Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares other than a U.S. Holder. A non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership and disposition of common shares.

Holders subject to special U.S. federal income tax rules not addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares to holders that are subject to special provisions under the Code, including the following holders: (a) holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) holders that are dealers in securities, commodities or currencies, or holders that are traders in securities or commodities that elect to apply a mark-to-market accounting method; (d) holders that have a “functional currency” other than the U.S. dollar; (e) holders that are subject to the alternative minimum tax under the Code; (f) holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) holders that own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of the Company. Holders that are subject to special provisions under the Code, including holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares.

Tax consequences other than U.S. federal income tax consequences not addressed

This summary does not address the consequences arising under U.S. federal estate, gift or excise tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction to holders of the acquisition, ownership and disposition of common shares. Each holder should consult its own financial advisor, legal counsel, or accountant regarding the consequences of any of these laws on the acquisition, ownership and disposition of common shares.

U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of common shares

Passive foreign investment company

The Company has determined that it was a “passive foreign investment company” (a “PFIC”) for the taxable year ended December 31, 2006 and the Company expects that it will be a PFIC for the taxable year ending December 31, 2007. Accordingly, special U.S. federal income tax rules apply to the acquisition, ownership and disposition of common shares.

Sections 1291 through 1298 of the Code contain special rules applicable with respect to foreign corporations that are PFICs. A company will be considered a PFIC if 75% or more of its gross income (including a pro rata share of the gross income of any company (United States or foreign) in which the company is considered to own 25% or more of the shares by value) in a taxable year is passive income (the “Income Test”). Alternatively, a foreign company will be considered a PFIC if at least 50% of the assets (averaged over the four quarter ends for the year) of the company (including a pro rata share of the assets of any company of which the company is considered to own 25% or more of the shares by value) in a taxable year are held for the production of, or produce, passive income (the “Asset Test”).

For the taxable year ended December 31, 2006, the Company determined that it was a PFIC under the Income Test. In addition, the Company expects that it will be a PFIC under the Income Test for the taxable year ending December 31, 2007, and, as a result, will be treated as a PFIC for such taxable year. Further, the Company expects it will continue to be a PFIC for each subsequent taxable year prior to the year Brisas begins production. The Company does not, however, believe that any of its subsidiaries were PFICs as to any shareholder of the Company for the taxable year ended December 31, 2006, and does not expect that any such subsidiaries will be PFICs as to any shareholder of the Company for any subsequent taxable year (including the taxable year ending December 31, 2007). The determination of whether the Company and any of its subsidiaries will be a PFIC for a taxable year depends on (i) the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and (ii) the assets and income of the Company and its subsidiaries over the course of each such taxable year. As a result, whether the Company and any of its subsidiaries will be a PFIC for any taxable year (including the taxable year in which Brisas begins production or any subsequent year) cannot be predicted with certainty as of the date of this prospectus. Accordingly, there can be no assurance that the Company and any of its subsidiaries will not be a PFIC for any taxable year.

For taxable years in which the Company is a PFIC, each U.S. Holder, in the absence of an election by such U.S. Holder to treat the Company as a “qualified electing fund” (a “QEF” election), or an election by such holder to “mark-to-market” his common shares (an “MTM election”), as discussed below, will, upon certain distributions by the Company or upon disposition of the common shares at a gain, be liable to pay U.S. federal income tax at the highest tax rate on ordinary income in effect for each year to which the income is allocated plus interest on the tax, as if the distribution or gain had been recognized ratably over each day in the U.S. Holder’s holding period for the common shares while the Company was a PFIC. Additionally, the common shares of a decedent U.S. Holder who failed to make a QEF election will generally be denied the normally available step-up of the tax basis for such common shares to fair market value at the date of death and, instead, would have a tax basis equal to the decedent’s tax basis, if lower, in the common shares.

A U.S. Holder who owns the common shares during a period when the Company is a PFIC will be subject to the foregoing PFIC rules, even if the Company ceases to be a PFIC, unless such U.S. Holder makes a QEF election in the first year in which the U.S. Holder owns (or is considered to own) stock of the Company and in which the Company is considered a PFIC. A U.S. Holder who makes such a timely QEF election will be entitled to treat any future gain on the sale of the common shares as capital gain and will not be denied the tax basis step up at death described above. Additionally, a U.S. Holder who makes a QEF election will, for each taxable year the Company is a PFIC, include in income a pro rata share of the ordinary earnings of the Company as ordinary income and a pro rata share of any net capital gain of the Company as long-term capital gain, subject to a separate election to defer payment of taxes (such deferral is subject to an interest charge). For the U.S. Holder to make the QEF election, the Company must agree to supply annually to the U.S. Holder the “PFIC Annual Information Statement” and permit the U.S. Holder access to certain information in the event of an audit by the U.S. tax authorities. The Company will prepare and make the statement available to U.S. Holders, and will permit access to the information.

A U.S. Holder who makes a QEF election for the first taxable year in which the U.S. Holder owns (or is considered to own) stock of the Company and in which the Company is a PFIC (and complies with certain U.S. federal income tax reporting requirements) should not have any material adverse U.S. federal income tax consequences if the Company has no ordinary earnings or net capital gains during such taxable year. The Company currently expects that it will not have any ordinary earnings or net capital gains in future years in which it may be a PFIC. However, no assurance can be given as to this expectation. Each U.S. Holder is urged to consult its own financial advisor, legal counsel, or accountant concerning the application of the U.S. federal income tax rules governing PFICs in its particular circumstances.

Each U.S. Holder choosing to make a QEF election would be required annually to file an IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with such U.S. Holder’s timely filed U.S. federal income tax return (or directly with the IRS if the U.S. Holder is not required to file an income tax return). Such U.S. Holder must include on IRS Form 8621 its income as reflected in the PFIC Annual Information Statement it receives from the Company. If the Company determines that it was a PFIC during the taxable year, within two months after the end of each such taxable year the Company will make available the PFIC Annual Information Statement.

As an alternative to the QEF election, a U.S. Holder may make an MTM election with respect to the common shares. The MTM election requires that the PFIC stock in question be “publicly traded” stock as defined under the rules governing the MTM election. The common shares are publicly traded stock as required. If a U.S. Holder makes the MTM election, it must recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year (or actual disposition of the common shares) between the fair market value of the PFIC stock and the adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years. If a mark-to-market election is in effect on the date of a U.S. Holder’s death, the otherwise available step-up in tax basis to fair market value will not be available. Instead, the tax basis of the common shares in the hands of a person who acquires such common shares from the decedent will be the lesser of the decedent’s tax basis or the fair market value of the common shares. If the U.S. Holder makes the MTM election, distributions from the Company with respect to the common shares will be treated as if the Company is not a PFIC, except that the lower tax rate on dividends for U.S. Holder that are individuals, discussed below, would not be applicable.

In addition, special rules would apply to U.S. Holders of the common shares for any taxable year in which the Company is a PFIC and has one or more subsidiaries that is also a PFIC as to such U.S. Holder (a “Subsidiary PFIC”). In such case, U.S. Holders of the common shares generally would be deemed to own their proportionate interest in any Subsidiary PFIC and be subject to the PFIC rules with respect to such Subsidiary PFIC regardless of the percentage ownership of such U.S. Holders in the Company. If a subsidiary of the Company is a PFIC and a U.S. Holder does not make a QEF election as to such subsidiary, as described above, the U.S. Holder could incur liability for the deferred tax and interest charge described above if the PFIC Subsidiary makes a distribution, or an interest in the PFIC Subsidiary is disposed of in whole or in part, or the U.S. Holder disposes of all or part of its common shares. A QEF election must be made separately for each PFIC and thus a QEF election made with respect to the Company will not apply to any Subsidiary PFIC. If a subsidiary of the Company is a PFIC, a QEF election for such subsidiary could accelerate the recognition of taxable income and may result in the recognition of ordinary income. Additionally, a U.S. Holder of common shares that has made a MTM election for his common shares could be subject to the PFIC rules with respect to the income of a Subsidiary PFIC even though the value of the Subsidiary PFIC has already been subject to tax as a result of the MTM election. A MTM election would not be permitted for a PFIC Subsidiary.

Due to the complexity of the PFIC rules, a U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the status of the Company and its subsidiaries as PFICs and the eligibility, manner and advisability of making a QEF election or a MTM election and how the PFIC rules may affect the U.S. federal income tax consequences of a U.S. Holder’s acquisition, ownership and disposition of common shares.

Acquisition, ownership and disposition of common shares if the company is not a PFIC

A U.S. Holder that does not hold stock of the Company during any taxable year in which the Company is classified as a PFIC will not be subject to the PFIC rules described above under the heading “—Passive foreign investment company.” Additionally, a U.S. Holder that timely makes a valid QEF election will not be subject to such PFIC rules during any taxable year in which the Company is not classified as a PFIC. Instead, such U.S. Holder will be subject to the following rules.

Distributions

For U.S. federal income tax purposes, the amount of a distribution made on the common shares generally will equal the amount of cash and the fair market value of any property distributed and also will include the amount of any Canadian taxes withheld as described above under “Certain Canadian income tax considerations—Purchasers resident in the United States.” An amount of the distribution will be treated as a dividend, taxable to a U.S. Holder as ordinary dividend income, to the extent of the Company’s current or accumulated earnings and profits allocable to such U.S. Holder. To the extent that an amount received by a U.S. Holder exceeds the allocable share of the Company’s current and accumulated earnings and profits, such excess will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in its common shares and then, to the extent in excess of such U.S. Holder’s adjusted tax basis, as gain from the sale or exchange of such common shares generally taxable as capital gain. (See discussion below under “Dispositions.”) The amount treated as a dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporate shareholders on dividends received from U.S. corporations.

Distributions of additional common shares to U.S. Holders with respect to their common shares that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to U.S. federal income tax. In general, the tax basis of the common shares held prior to the distribution (the “old common shares”) will be allocated between the additional common shares and the old common shares in proportion to their fair market values on the date of distribution.

In the case of non-corporate U.S. Holders, the U.S. federal income tax rate applicable to dividends received in taxable years beginning prior to January 1, 2011 may be lower than the rate applicable to other categories of ordinary income if certain conditions are met. The amount of any distribution paid in foreign currency will be included in a U.S. Holder’s gross income in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of actual or constructive receipt by the U.S. Holder (in accordance with the U.S. Holder’s regular method of tax accounting), regardless of whether the foreign currency is converted into U.S. dollars on that date. If the foreign currency is converted into U.S. dollars on the date of actual or constructive receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution. If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss.

Subject to certain limitations, a U.S. Holder may elect to claim a credit against its U.S. federal income tax liability for any Canadian tax paid with respect to, or withheld from, any dividends paid on the common shares. A U.S. Holder who does not make such an election instead may deduct the Canadian tax paid or withheld, but only for a year in which such U.S. Holder elects to do so with respect to all creditable foreign taxes paid by such U.S. Holder. The availability of the foreign tax credit is subject to complex limitations.

For U.S. foreign tax credit purposes, dividends paid on the common shares generally will be treated as “passive income” (or “general income” for certain U.S. Holders).

The rules relating to the U.S. foreign tax credit are complex, and each U.S. Holder should consult its own financial advisor, legal counsel or accountant to determine whether and to what extent it would be entitled to a foreign tax credit.

Dispositions

A U.S. Holder’s sale, exchange or other taxable disposition of the common shares generally will result in the recognition by the U.S. Holder of U.S. source taxable capital gain or loss in an amount equal to the difference between (a) the U.S. dollar value of the amount of cash and fair market value of any property received upon the sale, exchange or other taxable disposition and (b) such U.S. Holder’s adjusted tax basis in the common shares. Such capital gain or loss will be long-term if the U.S. Holder’s holding period in the common shares is more than one year at the time of the sale, exchange or other taxable disposition. Long-term capital gain recognized by certain non-corporate U.S. Holders generally will be subject to U.S. federal income tax rates lower than the rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. Each U.S. Holder should consult its own financial advisor, legal counsel or accountant regarding the treatment of capital gains and losses.

U.S. federal income tax consequences to non-U.S. Holders of the acquisition, ownership and disposition of common shares

Distributions

A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to the common shares that are treated as a dividend for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. Holder (and are attributable to a permanent establishment maintained in the U.S. by such non-U.S. Holder if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. federal taxation on a net income basis in respect of income from the common shares), in which case the non-U.S. Holder generally will be subject to U.S. federal income tax in respect of such dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a corporate non-U.S. Holder also may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions that are treated as capital gain for U.S. federal income tax purposes unless such non-U.S. Holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of the common shares. See discussion below under “Dispositions.”

Dispositions

A non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of the common shares unless (i) the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder in the U.S. (and is attributable to a permanent establishment maintained in the U.S. by such non-U.S. Holder if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. federal income taxation on a net income basis in respect of income from the common shares), or (ii) such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale, and certain other conditions are met. Effectively connected gains realized by a corporate non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Information reporting; backup withholding tax

In general, dividend payments or other taxable distributions on the Company’s common shares or proceeds from the disposition of common shares paid by a U.S. paying agent or other U.S. intermediary to a non-corporate holder may be subject to information reporting to the IRS and possible U.S. backup withholding (currently imposed at a rate of 28%). Backup withholding generally would not apply to a U.S. Holder that timely furnishes a correct taxpayer identification number and makes any other required certifications or if the U.S. Holder is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Certain non-U.S. Holders receiving payments in the U.S., or through certain U.S. financial intermediaries should establish their exemption from information reporting or backup withholding by providing certification of non-U.S. status on IRS Form W-8 BEN, as applicable.

Amounts withheld as backup withholding may be credited against the holder’s U.S. federal income tax liability. Additionally, a holder may obtain a refund of any excess amounts withheld under the backup withholding regime by timely filing the appropriate claim for refund with the IRS and furnishing any required information. Copies of any information returns filed with the IRS may be made available by the IRS, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which the non-U.S. Holder resides or is organized.

Each holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Underwriting

J.P. Morgan Securities Inc. and RBC Dominion Securities Inc. are the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, have severally agreed to purchase from us the following respective numbers of common shares:

Name	Number of shares

J.P. Morgan Securities Inc.	7,680,000
RBC Dominion Securities Inc.	3,840,000
Cormark Securities Inc.	1,280,000

Total	12,800,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors, and the receipt of an opinion from the National Association of Securities Dealers, Inc. that it has no objection to the proposed underwriting terms between us and the underwriters. The underwriters are committed to purchase all the common shares offered by us if they purchase any shares.

The following table shows the per share and total underwriting fees we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

Underwriting fees

	Without over-allotment	With over-allotment
	exercise	exercise

Per share	$0.3625	$0.3625
Total	$4,640,000	$5,336,000

We estimate that the total expenses of this offering and the concurrent offering, excluding underwriting fees, will be approximately $1,000,000.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.20 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

This offering is being made concurrently in all of the provinces of Canada other than Québec and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The common shares will be offered in the United States and Canada by the underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law, the underwriters may offer the common shares outside of Canada and the United States.

We have granted to the underwriters a 30-day option to purchase up to 1,920,000 additional common shares, at the initial public offering price less the underwriting fee set forth on the cover page of this prospectus. The underwriters may exercise the over-allotment option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the over-allotment option is exercised, each underwriter must purchase a number of additional common shares approximately proportionate to that underwriter’s initial purchase commitment. Under applicable Canadian securities laws, this prospectus also qualifies the grant of the over-allotment option and the distribution of the additional common shares issuable on exercise of the over-allotment option.

We and our executive officers and directors have agreed that, for a period of 90 days from the closing date of this offering, that neither we nor they will, without the prior written consent of the underwriters, directly or indirectly, offer, sell or otherwise dispose of, or enter into any agreement to offer, sell or otherwise dispose of, any of our securities other than grants of options or rights or issuances of common shares (i) as a bona fide gift or gifts, provided that the donee or donees agrees to be bound in writing by the restrictions set forth in the lock-up agreement; (ii) to any trust for the direct or indirect benefit of an officer or director or an immediate family member of such officer or director, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth in the lock-up agreement; (iii)  arising as a result of a director or officer serving as a trustee of our KSOP, if applicable; (iv) as collateral for any loan, provided that the lender agrees in writing to be bound by the restrictions set forth in the lock-up agreement; (v) to an executor or heir in the event of the death of an officer or director, provided that any such executor and heir agree to be bound in writing by the restrictions set forth in the lock-up agreement; and (vi) by way of a sale in accordance with or pursuant to a Rule 10b5-1 plan under the U.S. Exchange Act, which plan is in effect as of the date of the lock-up agreement. Notwithstanding the foregoing, the underwriters have agreed that up to a total of 20,000 common shares may be sold by each officer and director during the term of the lock-up agreement.

You should be aware that the laws and practices of certain countries require investors to pay stamp taxes and other charges in connection with purchases of securities.

In connection with the offering of the common shares, the underwriters may engage in over-allotment, stabilizing transactions and syndicate covering transactions in our common shares. Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase our common shares in the open market for the purpose of pegging, fixing or maintaining the price of the common shares. Syndicate covering transactions involve purchases of common shares in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of our common shares to be higher than it would otherwise be in the absence of those transactions.

We and the underwriters do not make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, we and the underwriters do not make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In the underwriting agreement, we have agreed that we will indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities laws,

or contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters and their affiliates have in the past and may in the future provide various financial advisory, investment banking and commercial banking services for us and our affiliates in the ordinary course of business for which they have received and will receive customary fees and commissions.

Notice to prospective investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•	to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities offered hereby have not authorized and do not authorize the making of any offer of the securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

Notice to prospective investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Legal matters

Certain legal matters relating to this offering and to the common shares to be distributed pursuant to this prospectus will be passed upon on behalf of us by Fasken Martineau DuMoulin LLP, with respect to Canadian legal matters, by Baker & McKenzie LLP, with respect to U.S. legal matters, and by Baker & McKenzie SC, with respect to Venezuelan legal matters, and on behalf of the underwriters by Heenan Blaikie LLP, with respect to Canadian legal matters, and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to U.S. legal matters.

Names and interests of experts

As of the date hereof, none of the partners and associates of Fasken Martineau DuMoulin LLP and Heenan Blaikie LLP or SNC-Lavalin, Aker Kvaerner Metals Inc., Marston & Marston, Inc., Pincock, Allen & Holt, Susan Poos, P.E., Richard Lambert, P.E., and Richard Addison, P.E., each being companies or persons who have prepared reports relating to our mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in our property or of any or our associates or affiliates. As at the date of this prospectus, all such persons, directors, officers, employees and partners in the aggregate, as applicable, of each of the aforementioned companies and partnerships, beneficially own, directly or indirectly, less than one percent of our securities.

Auditors, transfer agent and registrar

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, of 250 Howe Street, Suite 700, Vancouver, British Columbia V6C 3S7 who advise that they are independent of us within the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

The transfer agent and registrar for our common shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Denver, Colorado.

Documents incorporated by reference

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada and forms an integral part of this prospectus. Copies of the documents incorporated by reference in this prospectus may be obtained on request without charge from Mary Smith, our Secretary, at 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201, U.S.A. (Telephone: (509) 623-1500). These documents are also available electronically at www.sedar.com or at www.sec.gov. The following documents filed with the securities commissions or similar authorities in Canada are specifically incorporated by reference and form an integral part of this prospectus. You should review them prior to making an investment decision:

•	our annual information form dated March 30, 2007 for the year ended December 31, 2006;
•	our audited annual consolidated comparative financial statements for the year ended December 31, 2006 and the auditors’ report thereon, together with management’s discussion and analysis for the year ended December 31, 2006;

•	our unaudited interim consolidated financial statements for the three month period ended March 31, 2007, together with management’s discussion and analysis for the three month period ended March 31, 2007;

•	our material change report dated May 9, 2007 announcing this offering and the concurrent offering;

•	our material change report dated March 29, 2007 announcing that the MINAMB has accepted the ESIA and issued to us, on March 27, 2007 the Authorization for the Affectation of Natural Resources for the Construction of the Infrastructure and Services Phase of Brisas;
•	our management information circular dated April 20, 2007 prepared in connection with our annual and special meeting of shareholders to be held on June 7, 2007; and
•	the summary, being pages 1.1 to 1.13 inclusive, of NI 43-101 Technical Report, Brisas, Venezuela, Feasibility Update dated October 30, 2006 as prepared by PAH.

Any document of the type referred to in the first six items above (other than confidential material change reports) and any interim financial statements and related managements’ discussion and analysis, in each case filed by us with the securities commissions or similar authorities in Canada after the date of this prospectus and prior to the completion or termination of this offering, shall be deemed to be incorporated by reference into and form an integral part of this prospectus. The documents incorporated or deemed to be incorporated by reference in this prospectus contain meaningful and material information relating to us, and prospective investors should review all information contained in this prospectus and the documents incorporated by reference in this prospectus before making an investment decision. In addition, to the extent indicated in any Report on Form 6-K furnished to the SEC or in any Report on Form 40-F filed with the SEC, any information therein shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference in this prospectus, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or prior form to constitute a part of this prospectus.

Documents filed as part of the registration statement

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part:

•	the documents referred to under the heading “Documents incorporated by reference”;
•	the form of underwriting agreement;
•	consent of PricewaterhouseCoopers LLP;
•	consent of Fasken Martineau DuMoulin LLP;
•	consent of Heenan Blaikie LLP;
•	consent of Pincock, Allen & Holt;
•	consent of Susan Poos, P.E.;
•	consent of Richard J. Lambert, P.E.;
•	consent of Richard Addison, P.E., C Eng, Eur.Ing;
•	consent of SNC-Lavalin;
•	consent of Aker Kvaerner Metals, Inc.;
•	consent of Marston & Marston, Inc.; and
•	powers of attorney from our directors and officers.

Additional information

We have filed with the SEC a registration statement on Form F-10 relating to the common shares to which this offering relates. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC.

We are subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, which require us to file or furnish reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with or furnish to the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States (materially different in some circumstances). As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document that we have filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download documents we have publicly filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the Canadian securities regulatory authorities at www.sedar.com.

Enforcement of civil liabilities

We are a corporation existing under the Business Corporations Act (Yukon). Some of our directors and some of the experts named in this prospectus are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of common shares who reside in the United States to effect service within the United States upon those directors and experts who are not residents of the United States. It may also be difficult for holders of common shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the U.S. federal securities laws. We have been advised by our Canadian counsel, Fasken Martineau DuMoulin LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Fasken Martineau DuMoulin LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Gold Reserve Corporation, our Montana subsidiary, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of the common shares under this prospectus.

12,800,000 Shares

Class A Common Shares

Prospectus

JPMorgan	RBC Capital Markets

Cormark Securities

May 15, 2007